Exhibit 99.1

AirMedia Granted Wi-Fi Concession Right on Ordinary Trains Operated by Shanghai Railway Bureau

Beijing, China – April 9, 2015 – AirMedia Group Inc. (“AirMedia” or the “Company”) (Nasdaq: AMCN), a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers, today announced that Guangzhou Meizheng Advertising Co., Ltd. (“Meizheng”), one of its consolidated entities in which AirMedia has 63.2% of the equity interest, has recently won a bidding and has entered into a concession agreement (the “Concession Agreement”) with Shanghai Railway Culture and Advertising Development Co., Ltd., pursuant to which Meizheng has been granted the exclusive right to install and operate Wi-Fi systems on ordinary trains operated by Shanghai Railway Bureau. As of the time of execution of the Concession Agreement, Shanghai Railway Bureau had 147 groups of ordinary trains.

Shanghai Railway Bureau had 275 million passengers on its high-speed trains and 175 million passengers on its ordinary trains in 2014.

Before obtaining the aforementioned concession right, AirMedia was granted concession rights to install and operate Wi-Fi systems on the high-speed trains operated by Beijing Railway Bureau, Shanghai Railway Bureau and Guangzhou Railway (Group) Corporation, with which AirMedia established a leading position in Wi-Fi services on high-speed trains in China, in terms of the number of high-speed trains on which it has concession rights to operate on-train Wi-Fi systems. In addition, AirMedia also holds the concession rights to install and operate Wi-Fi systems on ordinary trains operated by Xinjiang Railway Bureau.

“In addition to the developments we have made on high-speed trains, we also intend to obtain a leading position in Wi-Fi services on ordinary trains in China. We believe there will be tremendous business opportunities when hundreds of millions of passengers use our Wi-Fi services when they travel. We have been doing technical test of Wi-Fi services on ordinary trains operated by Xinjiang Railway Bureau since late January 2015. With the test results and experience, we expect to install and operate Wi-Fi services on more ordinary trains and high-speed trains in 2015, as well as to start monetizing this unique Wi-Fi gateway and platform,” commented Mr. Herman Guo, chairman and chief executive officer of AirMedia.

About AirMedia Group Inc.

AirMedia Group Inc. (Nasdaq: AMCN) is a leading operator of out-of-home advertising platforms in China targeting mid-to-high-end consumers. AirMedia operates the largest digital media network in China dedicated to air travel advertising. AirMedia operates digital frames in most of the 30 largest airports in China. In addition, AirMedia sells advertisements on the routes operated by seven airlines, including the four largest airlines in China. In selected major airports, AirMedia also operates traditional media platforms, such as billboards and light boxes, and other digital media, such as mega-size LED screens.

In addition, AirMedia has obtained exclusive contractual concession rights until the end of 2020 to develop and operate outdoor advertising platforms at Sinopec’s service stations located throughout China.

For more information about AirMedia, please visit http://www.airmedia.net.cn.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Among other things, the Business Outlook section and the quotations from management in this announcement, as well as AirMedia Group Inc.’s strategic and operational plans, contain forward-looking statements. AirMedia may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AirMedia’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: if advertisers or the viewing public do not accept, or lose interest in, AirMedia’s air travel advertising network, AirMedia may be unable to generate sufficient cash flow from its operating activities and its prospects and results of operations could be negatively affected; AirMedia derives most of its revenues from the provision of air travel advertising services, and any slowdown in the air travel advertising industry in China may materially and adversely affect its revenues and results of operations; AirMedia’s strategy of expanding its advertising network by building new air travel media platforms and expanding into traditional media in airports may not succeed, and its failure to do so could materially reduce the attractiveness of its network and harm its business, reputation and results of operations; if AirMedia does not succeed in its expansion into gas station, in-flight internet services and in-air multimedia platform or other outdoors media advertising, its future results of operations and growth prospects may be materially and adversely affected; if AirMedia’s customers reduce their advertising spending or are unable to pay AirMedia in full, in part or at all for a period of time due to an economic downturn in China and/or elsewhere or for any other reason, AirMedia’s revenues and results of operations may be materially and adversely affected; AirMedia faces risks related to health epidemics, which could materially and adversely affect air travel and result in reduced demand for its advertising services or disrupt its operations; if AirMedia is unable to retain existing concession rights contracts or obtain new concession rights contracts on commercially advantageous terms that allow it to operate its advertising platforms, AirMedia may be unable to maintain or expand its network coverage and its business and prospects may be harmed; a significant portion of AirMedia’s revenues has been derived from the six largest airports and four largest airlines in China, and if any of these airports or airlines experiences a material business disruption, AirMedia’s ability to generate revenues and its results of operations would be materially and adversely affected; AirMedia’s limited operating history makes it difficult to evaluate its future prospects and results of operations; and other risks outlined in AirMedia’s filings with the U.S. Securities and Exchange Commission. AirMedia does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Raymond Huang

Senior Director of Investor Relations

AirMedia Group Inc.

Tel: +86-10-8460-8678

Email: ir@airmedia.net.cn